Exhibit 12.1

STORE Capital Corporation

Statements re Computation of Ratios

(in thousands, except ratios)

	Year ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income (loss) from continuing operations before income taxes	$123,683	$84,044	$47,179	$22,473	$7,367
Add: Fixed charges	105,998	82,541	68,534	39,180	11,472
Less: Interest capitalized	(818)	(759)	(575)	—	—
Total earnings available for fixed charges	$228,863	$165,826	$115,138	$61,653	$18,839

Fixed Charges:
Interest expense on indebtedness, net of amounts capitalized	$97,913	$75,275	$60,813	$34,994	$9,371
Amortization of deferred financing costs and other	7,267	6,507	7,146	4,186	2,101
Add back: Interest capitalized	818	759	575	—	—
Total fixed charges	$105,998	$82,541	$68,534	$39,180	$11,472

Ratio of earnings from continuing operations to fixed charges	2.1	2.0	1.7	1.6	1.6

Fixed charges	$105,998	$82,541	$68,534	$39,180	$11,472
Preferred stock dividends	—	—	14	16	15
Combined fixed charges and preferred stock dividends	$105,998	$82,541	$68,548	$39,196	$11,487

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	2.1	2.0	1.7	1.6	1.6